Room 4561

October 3, 2006

Boaz Raviv
Chief Executive Officer
RADVISION Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719
Israel

      Re: RADVISION Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2005
              Forms 6-K filed on April 27, July 27 and August 7, 2006
              File No. 0-29871

Dear Mr. Raviv:

We have reviewed your correspondence in response to our letter dated June 5, 2006 and have the following additional comments.

Form 20-F for Fiscal Year Ended December 31, 2005

Commitments and Contingencies, pages F-23 through F-25

1. We are considering your responses to comments 9 and 10 of our letter dated June 5, 2006, however, you have not provided certain information which is required for us to complete our assessment of your response. It is unclear from your response in what periods each accrual was recorded. Please summarize, for each individual claim, the period, or periods, during which accruals were recorded. In support of your determination that disclosure of the amounts accrued is not required under paragraph 9 in each of these cases, provide us with your analysis of the materiality of these accruals to your financial statements in each period presented.

Forms 6-K filed on April 27, July 27 and August 7, 2006

2. We believe the non-GAAP operating statement columnar format appearing in the Forms 6-K filed on April 27, July 27 and August 7, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a

"measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

3. We also note your use of the column heading "non-GAAP results pro forma." Pro forma terminology has very specific meaning in accounting literature. Such terminology applies to certain disclosures required by GAAP and by Article 11 of Regulation S-X and should be used only in those contexts. Revise your presentation to omit the pro forma terminology when referring to your non-GAAP information or tell us why you believe your use of this term is appropriate.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting